

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2011

<u>Via E-Mail</u>
Carolyne S. Johnson
Chief Executive Officer
T&G Apothecary, Inc.
906 Thayer Drive
Gahanna, OH 43230

      Re: T&G Apothecary, Inc.
             Amendment No. 4 to Registration Statement on Form S-1
             Filed November 14, 2011
             File No. 333-173359

Dear Ms. Johnson:

We have reviewed your registration statement and have the following comments.

<u>Unaudited Statements of Cash Flows, page F-14</u>

1. It appears that you intended the heading over the right hand column to represent cumulative cash flow information from inception to date. Therefore, please revise the heading on your inception to date column to refer to August 31, 2011 instead of August 30, 2011.

<u>Note 3 – Significant Accounting Policies, page F-15</u>

2. Your disclosure on page F-15 stating that you have elected a February 28 year-end seems inconsistent with previous disclosure on page F-15 of your Form S-1/A filed October 5, 2011 in which you indicated that during the period ended June 30, 2011, you changed your year-end from February 28 to December 31. If your year-end is February 28, please update your Current Fiscal Year End accordingly in the Company Data section of EDGAR. If your year-end is December 31, please revise your filing accordingly and indicate when that change was made.

You may contact Lisa Etheredge at (202) 551-3424 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: David S. Jennings, Esq. (Via E-Mail)
        330 Carousel Parkway
        Henderson, NV 89014